Doane Pet Care Company
210 Westwood Place South, Suite 400
Brentwood, TN 37027
February 9, 2006
VIA EDGAR & FACSIMILE TO (202) 772-9369
Mr. Jason Wynn
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Doane Pet Care Company
Doane/Windy Hill Joint Venture L.L.C.
DPC Investment Corp.
Doane Management Corp.
Acceleration Request for Registration Statement on Form S-4
File Nos. 333-130739, 333-130739-03, 333-130739-02 and 333-130739-01
Dear Mr. Wynn:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby request acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 originally filed by Doane Pet Care Company, Doane/Windy Hill Joint Venture L.L.C., DPC Investment Corp. and Doane Management Corp. (collectively, “Doane”) originally filed on December 28, 2005, as amended, to become effective at 1:00 p.m. Eastern Standard Time, Friday, February 10, 2006 or as soon as reasonably practicable thereafter. In connection with this acceleration request, Doane hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, DOANE PET CARE COMPANY
By:	/s/ Philip K. Woodlief
Philip K. Woodlief
Vice President, Finance and Chief Financial Officer

DOANE/WINDY HILL JOINT VENTURE L.L.C.
By:	Doane Pet Care Company, its Sole Member

	By:	/s/ Philip K. Woodlief
Philip K. Woodlief
Vice President, Finance and Chief Financial
Officer

DPC INVESTMENT CORP.
By:	/s/ Philip K. Woodlief
Philip K. Woodlief
Vice President and Chief Financial Officer

DOANE MANAGEMENT CORP.
By:	/s/ Philip K. Woodlief
Philip K. Woodlief
Vice President and Chief Financial Officer